NEWS RELEASE

March 26, 2012	Release 03-2012

WESTERN COPPER AND GOLD ANNUAL FILINGS MADE ON MARCH 26, 2012
Form 40-F filed on EDGAR
AIF, Financial Statements and MD&A filed on SEDAR

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE Amex:WRN) made its annual filings for the year ended December 31, 2011 with United States and Canadian regulators on March 26, 2012.

The Company filed its Form 40-F, consisting of Western’s annual information form (“AIF”), audited financial statements, and management discussion and analysis (“MD&A”) for the year ended December 31, 2011, with the U.S. Securities and Exchange Commission. These filings are available for viewing and retrieval through EDGAR at www.sec.gov/edgar.shtml.

The Company’s AIF, audited financial statements, and MD&A have also been filed with the appropriate Canadian regulatory bodies. These filings are available for viewing and retrieval through the Canadian securities regulatory authorities at www.sedar.com.

Canadian and U.S. regulatory filings are available on the Company’s website: www.westerncopperandgold.com. Western will also provide a copy of the filings to any shareholder, without charge, upon request. The request may be made by email, telephone, or regular mail.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Julie Kim Pelly, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

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Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the proposed plan of arrangement and the expected timing and structure thereof; anticipated listings and trading and the expected timing thereof; anticipated regulatory approvals; and resource and reserve estimates. All forward-looking statements and information are based on Western Copper and Gold's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that regulatory approvals to the proposed plan of arrangement and proposed listings will be obtained in a timely manner, that regulatory approvals will be available on acceptable terms and assumptions made in the Company's technical report(s) disclosing resources and reserves. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper and Gold’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western Copper and Gold’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper and Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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